Aerkomm Inc.

921 Incline Way #39

Incline Village, NV 89451

April 6, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Mr. Joshua Shainess

Re:	Aerkomm Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed March 30, 2018 File No. 222208

Dear Mr. Shainess:

We hereby submit the responses of Aerkomm Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 5, 2018, providing the Staff’s comments with respect to Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Prospectus Summary

The Offering

Securities being offered, page 5

1.	You disclose a maximum offering amount of $60 million throughout the prospectus. However, on page 5, you state that you are offering up to a maximum of 8,117,647 shares of common stock at an anticipated offering price of $8.50 per share ($69 million). Please revise to clarify this inconsistency.

Response: Concurrently with the filing of this response letter, the Company has filed an Amendment No. 4 to the Registration Statement (the “Amendment”). In the Amendment, we have revised our disclosure to clarify the previous inconsistency in our referring to the offering amounts, as requested.

Market for Common Equity and Related Stockholder Matters, page 33

2.	Refer to prior comment 1. We note your response and revised disclosure stating that you expect to meet the various listing requirements as a result of the completion of this offering. Please expand upon this conclusory statement and provide us with your analysis as to how you intend to satisfy the various initial listing standards of either the Nasdaq or NYSE. For example, if the Company chooses the NYSE, do you anticipate meeting the requisite number of publicly held shares if only the minimum number of shares are sold in this best efforts offering? If not, please tell us how many shares you would need to sell in order to meet the requirement. Additionally, clarify whether the Company will be able to meet any listing requirement concerning an average monthly trading volume. We note your disclosure on page 33 that your stock only recently began trading and is "extremely thinly traded.”

Response: In the Amendment, we have revised our disclosure regarding our application to either the NYSE or the Nasdaq to indicate in more detail how we expect to meet the listing standards, and we have included an additional disclosure indicating what will happen if we fail to meet those standards.

3.	Consider including disclosure cautioning investors that they may experience a delay between the closing of the purchase of shares of the Company’s common stock and the commencement of any exchange trading of the Company’s common stock given that you have not yet submitted a listing application or determined on which exchange you will seek to list your shares. We note that you do not plan to submit a listing application until after effectiveness of this registration statement and the filing of audited financial statements for your changed fiscal year end. In this respect, please remove the statement on page 73 that you expect your shares of common stock will begin trading on either the NYSE or Nasdaq "upon consummation of this offering."

Response: In the Amendment, we have revised our disclosure to remove the referenced statement on p.73 and we have added additional cautionary disclosure as requested.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (877) 742-3094 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 203-8665.

Sincerely,

Aerkomm Inc.

By:	/s/Jeffrey Wun
Jeffrey Wun Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.